Exhibit 99.54

Fire & Flower Launches Pilot with Alimentation Couche-Tard Through Circle K Co-Located Stores

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, AB, July 6, 2020 /CNW/ - Fire & Flower Holdings Corp. and its wholly-owned subsidiary Fire & Flower Inc. (collectively, “FFHC”, “Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced the openings of its first two cannabis retail stores adjacent to Circle K locations in the province of Alberta.

Through this initiative, Fire & Flower is expected to benefit from high traffic Circle K locations to deliver an unprecedented level of convenience to cannabis customers, maximizing the benefit of the Spark PerksTM program and Spark FastlaneTM online ordering services at conveniently located stores.

The two stores in Calgary and Grande Prairie are expected to be the first of additional opportunities to co-locate cannabis retail stores in the future. The co-located stores will be owned and operated by Fire & Flower and are separate from the adjacent Circle K in accordance with all applicable regulations. It is anticipated that the Grande Prairie store will open the week of July 6, 2020 and it is anticipated the Calgary store will open the week of July 13, 2020.

Information on the co-located stores will be available on the Fire & Flower website at www.fireandflower.com/locations/.

“As we continue to build our relationship with Alimentation Couche-Tard, Fire & Flower is very pleased to be embarking on this initiative together,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “We believe that combining convenient pickup locations with digital engagement offered by the Hifyre platform and Spark Perks program presents our customers with a differentiated value proposition in an increasingly competitive cannabis retail market. This approach to innovation in omni-channel and convenience-oriented cannabis retail differentiates Fire & Flower and positions us well to capitalize on both domestic and international opportunities.”

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and SparkTM program connect cannabis consumers with the latest cannabis products and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

More information on Fire & Flower can be found at www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including completion of construction and licensing of co- located cannabis retail stores, benefits realized by the Spark PerksTM program and Spark FastlaneTM online ordering service and identification of additional co-location opportunities.

Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct, including whether additional co-located stores will be identified, built or licensed.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

Fire & Flower / Circle K Co-Located Cannabis Stores - (c) 2020 Fire & Flower Holdings Corp. (CNW Group/Fire & Flower Holdings Corp.)

Fire & Flower / Circle K Co-Located Cannabis Stores - (c) 2020 Fire & Flower Holdings Corp. (CNW Group/Fire & Flower Holdings Corp.)

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/July2020/06/c1800.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 06-JUL-20